June 29, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tintri, Inc.
Registration Statement on Form S-1 (File No. 333-218429)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Tintri, Inc., a Delaware corporation (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-218429) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.00005 per share, so that the Registration Statement may be declared effective at 4:30 PM Eastern time, on June 29, 2017, or as soon thereafter as practicable. This acceleration request amends the acceleration request submitted by the Representatives with respect to the Registration Statement on or about June 26, 2017. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that we have distributed approximately 2,600 copies of the Preliminary Prospectus dated June 16, 2017, as amended, through the date hereof, to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
Name: Lauren Cummings
Title: Executive Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Gary Kirkham
Name: Gary Kirkham
Title: Managing Director

[Underwriters’ Acceleration Request Signature Page]